

October 21, 2010

Mr. Zhen Jiang Wang
Chairman and Chief Executive Officer
Number 504, West Ren Min Road,
Kunming City, Yunnan Province
People's Republic of China, 650000

> **Re:** **First China Pharmaceutical Group, Inc.**
> **Form 8-K**
> **Filed September 21, 2010**
> **File No. 000-54076**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

1. Please include a section describing the background of the share exchange transaction. Your disclosure should discuss the negotiations leading up to the agreement and the reasons why the parties chose this particular transaction. In addition, identify and explain the roles played by any individuals or entities involved in arranging or facilitating the transaction. For example, we note that the current Chairman and Chief Executive Officer of First China Pharmaceutical Group, Inc. ("registrant"), Mr. Zhen Jiang Wang, through First China Pharmaceutical Group Limited ("FCPG HK"), acquired all of the outstanding stock of Kun Ming Xin Yuan Tang Pharmacies Co. Ltd ("XYT") on June 25, 2010, thereby giving Mr. Wang control over both FCPG HK and XYT prior to the exchange transaction but subsequent to the Letter of Intent entered into between the registrant and FCPG HK on May 14, 2010. Further, we note the Company filed a Form 8-K on May 14, 2010 announcing the Letter of Intent entered into between all parties related to the share exchange transaction which provided that the registrant would use its best efforts to conduct a financing of between $3 million and $10 million subsequent to the closing of

the share exchange transaction. Disclose any material payments or benefits any parties to the agreement received.

Corporate Structure, page 4

2. Please discuss the role of your Hong Kong subsidiary, First China Pharmaceutical Group Limited, in your organization, including with respect to your business operations, tax treatment and addressing PRC regulations. Disclose all requisite contractual agreements with this subsidiary and with Kun Ming Xin Yuan Tang Pharmacies Co. Ltd.

3. Expand your disclosure to discuss the apparent "problematic issues" a Wholly Foreign-Owned Enterprise ("WFOE") can avoid that can potentially result from dealing with a domestic joint venture partner in China. Include discussion of the laws and regulations associated with wholly foreign-owned enterprises in the PRC and any impact these laws and regulations would have on the subsidiary and your company as a whole if applied to you. This includes appropriate risk factor disclosure discussing the relevant PRC law that requires that any dividends paid by PRC subsidiaries, which are wholly foreign-owned enterprises, come from their accumulated profits, if any, after the subsidiaries have made allowances to fund statutory reserves. We note that a PRC subsidiary is required to allocate at least 10% of its annual after-tax profits to a statutory reserve fund until the amount in such fund reaches 50% of the company's registered capital. Please disclose your registered capital and include whether the allocations the Company has made to such fund to date complies with the applicable PRC laws and regulations. To the extent the Company has not complied with these requirements, please quantify any fines or penalties the Company may be subject to as a result of non-compliance.

Strategy, page 5

4. Provide appropriate background information throughout your document related to how XYT is the only pharmaceutical distribution company in the Yunnan Province that has obtained government approval to fill orders over the internet. Disclose when the Chinese government suspended the process of reviewing applications for the ordering of drugs over the internet. Please file a copy of the License of Internet Pharmacy Information Service as an exhibit to an amended Form 8-K.

Products and Distribution, page 5

5. Revise to explain how customers fulfill orders of products over the internet. Disclose whether XYT has a separate distribution website that it processes orders through. If so, provide the domain name of the website and disclose whether XYT has obtained all necessary licenses and approvals, including the internet content provider license.

6. Explain the significance of providing personal computers to customers at each of their respective locations. Your disclosure is unclear as to how this would "leverage your fulfillment process over the internet." Disclose how many customers out of the over 4,700 existing customers of XYT you expect will guarantee at least 60% of all orders

placed by them to be to XYT, thereby qualifying the customers for the personal computer.

7. Please revise to provide information related to the specific products distributed by XYT. Describe the types of customers who purchase the products and provide more details as to how XYT plans to aggressively attract 5,000 new primary customers.

8. Revise to briefly explain why XYT members must display "in-store signage" that they are members of FCPG.

9. Please discuss any patents, trademarks or licenses XYT currently considers to be valuable assets. We note your risk factor disclosure on page 28 referencing your brand name, trade names and trademarks.

Business Model, page 10

10. Quantify the amount of funding XYT anticipates it will need to expand its product line from approximately 5,000 products to approximately 30,000 products by the end of 2010. Provide appropriate disclosure in your Management's Discussion and Analysis and Liquidity section also.

11. We note your disclosure that XYT's anticipated broader product line will include more Western drugs as well as additional traditional Chinese drugs and herbs. Please provide appropriate disclosure here and in your risk factor discussion related to the potential trade protection measures and other regulatory requirements which may affect your ability to import or export your products into or from various countries.

Competition, page 12

12. Briefly describe the non-drug products offered by XYT in regular convenience stores in China.

Customers, page 14

13. Revise your disclosure to provide consistent figures related to the current number of XYT customers. We note references of both above and below 5,000 current customers of XYT in your document.

Advertisement of Pharmaceutical Products, page 15

14. Please disclose whether XYT has obtained the necessary government approvals to advertise pharmaceutical products.

Foreign Exchange Regulation, page 18

15. Please expand your disclosure, if material, to provide disclosure here, in your risk factor disclosure and in your Liquidity section and Notes to your Financial Statements to clearly describe the restrictions on your ability to use the revenues from XYT outside of the PRC. For example, disclose whether revenues generated in the PRC can be used (either with or without regulatory approval), to:

- pay dividends to shareholders outside of the PRC,

- pay off debt generated outside of the PRC,

- pay employees located outside of the PRC in currency other than the Renminbi, or

- pay for capital expenditures outside of the PRC in currency other than the Renminbi.

In addition, if XYT liquidates, please indicate whether the proceeds from the liquidation of the assets could be used outside of the PRC or be given to investors who are not PRC nationals.

Risk Factors, page 21

Our dependence on the development and maintenance of the internet infrastructure…, page 26

16. Please disclose whether you have contracts with telecommunications service providers who can provide you with data communications capacity.

We depend substantially on the continuing efforts of our executive officers…, page 30

17. Please revise your disclosure to identify the members of your senior management team that are key to your business.

Risks Relating to our Common Stock and our Status as a Public Company, page 35

18. We note that you are required to maintain effective internal controls for financial reporting and disclosure controls and procedures under the Sarbanes-Oxley Act of 2002. We further note that you are headquartered, and conduct substantially all of your operations, in China. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

    a. How do you evaluate and assess internal control over financial reporting?
        i. In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and

how you considered controls to address financial reporting risks that are relevant to your operations in China.

ii. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

b. How do you maintain your books and records and prepare your financial statements?

i. If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

ii. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

c. What is the background of the people involved in your financial reporting?

i. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

1. what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
2. what relevant education and ongoing training he or she has had relating to U.S. GAAP;
3. the nature of his or her contractual or other relationship to you;
4. whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
5. about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

ii. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

1. the name and address of the accounting firm or organization;
2. the qualifications of their employees who perform the services for your company;

3. how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

4. how many hours they spent last year performing these services for you; and

5. the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

iii. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

1. why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

2. how many hours they spent last year performing these services for you; and

3. the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

d. We note you do not identify an audit committee financial expert in your filings, please describe the extent of the audit committee's U.S. GAAP knowledge. If you do not have a separately created audit committee, please describe the extent of the Board of Directors knowledge of U.S. GAAP and internal control over financial reporting.

Our common stock is not listed on any stock exchange…, page 36

19. Please remove the reference to your common stock being "listed" on the OTCBB marketplace.

20. Please add another risk factor highlighting a shareholder's inability to rely upon Rule 144 to resell their stock until one year from the date of this Form 8-K. Please note the resale restrictions imposed by Rule 144(i) for one year following consummation of the merger.

Liquidity and Capital Resources, page 41

21. Provide a discussion of your plans to meet your liquidity needs beyond the end of this year. This discussion should disclose material capital requirements, the amount of external financing you believe the company will need to meet those requirements and

continue operating and how you intend to achieve that financing. In addition, provide the terms of the bank loans referenced in this section.

Contractual Obligations, page 42

22. We note your disclosure on page 37 that your property is leased for a ten year term, commencing on April 1, 2005 and ending March 31, 2015 for a total management fee of $US85,000. Yet we note your disclosure on page 42 which references the term is from April 1, 2003 to April 1, 2018 at a rental rate of $250,000 per year. Please reconcile.

Executive Compensation, page 54

23. We note in Section 5 of the Letter of Intent filed as Exhibit 10.1 to the Form 8-K filed on May 14, 2010 that in further consideration for the Exchange, the Company agreed to pay the Chairman of the Board of the Company a bonus based on 2 percent of the quarterly gross sales of XYT as calculated in the Company's quarterly financial statements. Please provide appropriate disclosure in this section related to this agreement.

Item 3.02. Unregistered Sale of Equity Securities, page 61

24. Identify the FCPG HK stockholder referenced in this section as Mr. Zhen Jiang Wang.

Exhibit 99.1(a)
Kun Ming Xin Yuan Tang Pharmacies Co. Ltd
Financial Statements
December 31, 2009, 2008 and 2007

Balance Sheets

25. Please clarify the nature of the amounts owed to the Company from Mr. Zhen Jiang Wang for the periods presented. We view receivables from affiliates, such as the amount due from shareholders, as being akin to unpaid subscription receivables or unpaid capital contributions. Revise your balance sheet to present these receivables as deductions from equity, or advise. We refer you to SAB Topics 4:E and 4:G for an explanation of the Staff's views concerning this subject.

Exhibit 99.1(b)
First China Pharmaceutical Group Limited
Pro-Forma Combined Financial Statements
For The Six Months Ended June 30, 2010

26. Explain to us why you are identifying these financial statements as pro forma combined financial statements rather than as the historical financial statements of First China Pharmaceutical Group Limited or revise.

27. We note on page 4 FCPG HK acquired all of the outstanding stock of XYT on June 25, 2010. Subsequently, the sole stockholder of FCPG HK sold 100% of the outstanding shares of FCPG HK to Mr. Zhen Jiang Wang, who also owned 95% of the outstanding stock of XYT prior to its acquisition by FCPG HK. Disclose within a footnote to your financial statements the facts and circumstances of this transaction, including its purpose, the material terms, your accounting for it, and the basis for this accounting under US GAAP, and advise us in detail. Please explain, as part of your response, why you did not apply purchase accounting in accordance with ASC 805.

Exhibit 99.2(a)
Pro-Forma Consolidated Financial Statements
As of and for the years ended March 31 2010 and December 31, 2009

28. A pro forma balance sheet giving effect to the combination should only be provided as of the date of your most recent historic balance sheet. Please remove the year-end pro forma balance sheet. We refer you to 8-05(b)(2) and 11-02(c) of Regulation S-X for guidance.

29. Disclose pro forma per share data on the face of your pro forma income statement, to give effect to the number of shares issued in the business combination as if the transaction was consummated on the first day of the fiscal year.

Exhibit 99.2(b)
Pro-Forma Consolidated Financial Statements
As of and for the period ended June 30, 2010

Note 2 – Pro Forma Adjustments

30. Clarify if the $1.00 per share price used in valuing the consideration is derived from a quoted market price. If so, please advise us including the date you obtained the quote and the market for which your shares were trading.

31. Disclose the nature of the acquired intangible assets and how you will account for them. Provide a summary within the pro forma footnote that provides quantified detail of the items included within the balance of the intangible assets. You should also indicate the assets that will be amortized and their respective useful lives.

32. Explain to us why you did not give effect to the amortization of intangible assets in your pro forma income statements or revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Celeste Murphy, Legal Branch Chief, at (202) 551-3350, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director